UNITED STATES
SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 12b-25

NOTIFICATION OF LATE FILING

(Check One):     ☐ Form 10-K      ☐ Form 20-F      ☒ Form 11-K      ☐ Form 10-Q       ☐ Form N-SAR      ☐ Form N-CSR

For period ended: December 31, 2004

☐ Transition Report on Form 10-K and Form 10-KSB

☐ Transition Report on Form 20-F

☐ Transition Report on Form 11-K

☐ Transition Report on Form 10-Q and Form 10-QSB

☐ Transition Report on Form N-SAR

For the transition period ended: __________________________________________

Read Attached Instruction Sheet Before Preparing Form. Please Print or Type.

Nothing in this form shall be construed to imply that the Commission has verified any information contained herein.

     If the notification relates to a portion of the filing checked above, identify the Item(s) to which the notification relates:

PART I
REGISTRANT INFORMATION

Orthodontic Centers of America, Inc. 401(k) Profit Sharing Plan

Full Name of Registrant

Former Name if Applicable

3850 N. Causeway Boulevard, Suite 800

Address of Principal Executive Office (Street and Number)

Metairie, Louisiana 70002

City, State and Zip Code

PART II
RULES 12b-25(b) AND (c)

     If the subject report could not be filed without unreasonable effort or expense and the registrant seeks relief pursuant to Rule 12b-25(b), the following should be completed. (Check box if appropriate.)

☐	(a)	The reasons described in reasonable detail in Part III of this form could not be eliminated without unreasonable effort or expense;
☒	(b)	The subject annual report, semi-annual report, transition report on Form 10-K, Form 20-F, Form 11-K, Form N-SAR or Form N-CSR, or portion thereof, will be filed on or before the fifteenth calendar day following the prescribed due date; or the subject quarterly report of transition report on Form 10-Q, or portion thereof, will be filed on or before the fifth calendar day following the prescribed due date; and
☐	(c)	The accountant’s statement or other exhibit required by Rule 12b-25(c) has been attached if applicable.

PART III
NARRATIVE

     State below in reasonable detail the reasons why Forms 10-K, 20-F, 11-K, 10-Q, N-SAR, N-CSR or the transition report or portion thereof, could not be filed within the prescribed time period.

     The Orthodontic Centers of America, Inc. 401(k) Profit Sharing Plan (the “Plan”) has not yet completed its 2004 annual report on Form 11-K. The Plan’s sponsoring company, OCA, Inc., has been focused on efforts to complete its consolidated financial statements for 2004 and the first quarter of 2005 and to address certain related matters. This delay could not be eliminated without unreasonable effort or expense.